Morgan, Lewis & Bockius

c/o Suites 1902-09, 19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8688

WRITER’S EMAIL

louise.liu@morganlewis.com

September 22, 2023

Confidential

Ms. Nasreen Mohammed

Ms. Lyn Shenk

Mr. Nicholas Nalbantian

Ms. Erin Jaskot

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ten-League International Holdings Limited
Response to the Staff’s Comments on Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted on September 14, 2023 CIK No. 0001982012

Dear Ms. Mohammed, Ms. Shenk, Mr. Nalbantian, Ms. Jaskot:

On behalf of our client, Ten-League International Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 21, 2023 on the Company’s amendment No.2 to draft registration statement on Form F-1 confidentially submitted on September 14, 2023. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#, William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California), Alice Huang (California), Mathew Lewis (New York), Louise Liu (New York), Vivien Yu (New South Wales), and Ning Zhang (New York)

*China-Appointed Attesting Officer

#Notary Public of Hong Kong

Suites 1902-09, 19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

Conventions That Apply to This Prospectus, page 8

1.	We note the addition of disclosure on page 4 of SANY as the “Major Supplier.” Considering the materiality of Major Supplier to your business, please clearly identify SANY as “Major Supplier” under “Conventions that Apply to This Prospectus.” Please also name SANY as the “Major Supplier” in other sections where you discuss your dependence on SANY, such as the first risk factor on page 10, the related disclosure on page 66, and the disclosure entitled “Major Suppliers” on page 81.

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 4, 5, 8, 10, 42, 60, 67, 70, 72, 73, 75, 78, 80, 81, 83, 84, 90, 91 and 93 of the Revised Draft Registration Statement.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com.

Very truly yours

By:	/s/ Louise L. Liu
Louise L. Liu
Partner

cc:	Jison Lim, Director and Chairman, Ten-League International Holdings Limited
Lim Boon Ping, Chief Financial Officer, Ten-League International Holdings Limited
Henry F. Schlueter, Esq., Schlueter & Associates, P.C.